SCP & CO Healthcare Acquisition Company

2909 W Bay to Bay Blvd., Suite 300

Tampa, FL 33629

January 19, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	SCP & CO Healthcare Acquisition Company
Registration Statement on Form S-1
Filed September 29, 2020, as amended
File No. 333-249137

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SCP & CO Healthcare Acquisition Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Scott Feuer
Scott Feuer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP